Minnesota Life



Minnesota Life Insurance Company
A Securian Financial Group Affiliate
400 Robert Street North
St. Paul, MN 55101-2098
651.665.3455 Tel


Robert L. Senkler
Chairman and CEO


December 17, 2014

Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Alberto Zapata

Re:  	Minnesota Life Insurance Company
	Minnesota Life Individual Variable Universal Life Policy
	File Numbers 333-198279 and 811-22093

Dear Sir or Madam:

It is requested that the above-referenced Registration Statement, as filed and amended by the above-referenced separate account of Minnesota Life Insurance Company on Form N-6, be declared effective December 19, 2014, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert L. Senkler

Robert L. Senkler

RLS:tmy










Securian

George I. Connolly
President and CEO


December 17, 2014

Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Alberto Zapata

Re:  	Minnesota Life Insurance Company
	Minnesota Life Individual Variable Universal Life Policy
	File Numbers 333-198279 and 811-22093

Dear Sir or Madam:

On behalf of the principal underwriter of the above-referenced separate account of Minnesota Life Insurance Company, it is requested that the above-referenced Registration Statement, as filed and amended by said separate account on Form N-6, be declared effective December 19, 2014 or as soon thereafter as is practicable.

Sincerely,

/s/ George I. Connolly

George I. Connolly
President and CEO

GIC:tmy







Securian Financial Services, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
1.888.237.1838

Registered Investment Advisor
Securities Dealer, Member NASD/SIPC